First Keystone Corporation
111 West Front Street
 Berwick, Pennsylvania  18603

May 27, 2010
Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	First Keystone Corporation Form 10-K for Fiscal Year Ended December 31, 2009 File No. 000-21344

Dear Mr. Webb:

In response to your comment letter dated May 4, 2010 concerning the above referenced filings for First Keystone Corporation (the “Company”), the requested information is submitted below.  We respond to your comments in the order presented in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors

The Corporation is Subject to Lending Risk, page 9

1.
We note your disclosure that 60.5% of your loan portfolio consisted of commercial and industrial, construction and commercial real estate loans and that the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. We further note in Table 6 on page 24 that approximately 51% of total loans at December 31, 2009, were commercial, financial, and agricultural loans secured by real estate. Given the recent increase in your non-performing loans, most of which appears to relate to specifically impaired loans, please tell us and revise future filings to provide an enhanced discussion of your commercial and industrial, construction and commercial real estate loan portfolio including the following:

a.	A broad discussion of lending activity in these loan portfolios, including general information about the borrowers and any risk concentrations (geographical, industries, etc.).

Mark Webb

May 27, 2010

b.	Types of underlying collateral and your process for valuing the collateral.

c.	General information on the five largest loans in this portfolio including the following:

•	Total amount of loans at origination and current lending commitment;

•	Total outstanding balance on these loans at December 31, 2009;

•	Whether the loans are performing, and if not, the allowance for loan losses associated with the loan(s), as applicable;

•	The underlying collateral supporting the loans; and

•	The last appraisal obtained for the collateral supporting the loans, as applicable.

d.	For the largest loan in your total loan portfolio provide the same general information as noted above.

Management’s Response:

1a.           At March 31, 2010, the largest part of the loan portfolio, $249,659,000 or 61.4%, is made up of loans to Commercial Borrowers.  The percentage of loans to Commercial Borrowers at year-end 2008 and 2009 were 58.6% and 60.5%, respectively.

At March 31, 2010 and at December 31, 2009 more than 84% of the loans to Commercial Borrowers were secured by real estate; the ratio was unchanged.  First Keystone National Bank (the “Bank”) primarily looks to secure commercial borrowings with real estate.  A small portion of the commercial portfolio is secured by equipment and working assets.

The three primary concentrations in the commercial real estate portfolio are loans to Lessors of Non-Residential Buildings, Lessors of Residential Buildings and Wholesale and Retail Trade.  Of the Commercial Loans Secured by Real Estate, $48 million, or 23% is to Lessors of Non-Residential Buildings, $45 million, or 22% is to Lessors of Residential Buildings and $31 million, or 15% is to Wholesale and Retail Trade.  A smaller portion of the portfolio is to the Health Care Industry, Eating and Drinking Establishments and RV and Recreational Camps at 5% each.  The concentrations have remained relatively consistent over the past 24 months.

Mark Webb

May 27, 2010

Geographically, the largest part of the portfolio is located in the four counties in Pennsylvania where the Bank conducts business.  Columbia, Luzerne, Monroe and Montour Counties are where the Bank has its offices and more than 86% of the real estate collateral is within those counties.

1b.           Collateral for commercial real estate loans is valued by independent appraisal.  Appraisals are ordered independently of the loan approval process.  An approved appraiser list is maintained and reviewed annually by the Bank’s Appraisal Officer and Board of Directors.  The Appraisal Officer engages appraisers based upon the geography of the collateral and the type and size of property being appraised.  All appraisals are reviewed internally for conformity with accepted standards of the Bank.

1c.           Four of the five largest loans in this commercial portfolio are secured by real estate.  The fifth is secured by marketable securities.  At December 31, 2009, the five largest loans totaled $20,300,000 in principal outstanding and commitments, which is 8.2% of the commercial portfolio and 5.0% of total loans.  The original amount of the borrowing on the five loans was $20,732,000 and the current commitment is $20,296,000.  All of the loans are performing according to the terms of the loan documents.  The property securing each of these loans was appraised at the time the loan was originated, which in all cases was within the past 4 years.  At March 31, 2010, there were no significant changes in the composition of the five largest borrowers.

1d.           The largest loan in the portfolio is secured by rental real estate used as student housing.  The loan is approximately $4.7 million.  The loan was originated 3 years ago and is performing according to the terms of contract.  The appraisal was performed at the closing of the loan.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Equity Compensation Plan Information

2.
In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5. See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information. Also, please note that you may not incorporate Part II information by reference to your proxy statement.

Mark Webb

May 27, 2010

Management’s Response:

In future filings, the Company will provide the information required by Item 201(d) under Item 12 of Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Loans, page 23

3.	Please disclose in future filings the information required by Item III.B of Industry Guide 3, Maturities and Sensitivities of Loans to Changes in Interest Rates.

Management’s Response:

The Company will disclose the information required by Item III.B of Industry Guide 3, Maturities and Sensitivities of Loans to Changes in Interest Rates in future filings.

Non-Performing Assets, page 27

4.
We note the continued deterioration in the credit quality of your loan portfolio in 2009, which has resulted in your ratio of nonperforming assets to total loans and other real estate owned increasing significantly from 0.43% at December 31, 2008 to 0.84% at December 31, 2009.  Based on disclosures in your Form 10-K, it appears that the commercial and residential real estate loans represent a majority of your nonperforming loans. Given the significance of your nonperforming loans balance, please tell us and revise your future filings to address the following:

a.
Discuss whether the increase in nonperforming loans relates to a few large credit relationships or several small credit relationships or both and disclose nonperforming loans by loan category in your Table 10.

b.	If a few large credit relationships make up the majority of your nonperforming loans, discuss those relationships in detail, including:

•	General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.);

•	The type of collateral securing the loan;

Mark Webb

May 27, 2010
•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship; and

•	Provide additional information supporting the allowance for loan loss for each credit.

c.	Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Management’s Response:

At March 31, 2010 the recorded investment in loans that are considered to be impaired was $3,935,000, all of which were on non-accrual basis.  The related reserve for loan losses for those loans was $902,000.

At December 31, 2009 the recorded investment in loans that are considered to be impaired was $2,948,900, all of which were on non-accrual basis.  The related reserve for loan losses for those loans was $834,000.

At December 31, 2008 the recorded investment in loans that are considered to be impaired was $1,718,000, all of which were on non-accrual basis.  The related reserve for loan losses for these loans was $417,000.

Table 10 Non-Accrual

(Amounts in thousands)	March 31,	December 31,
	2010	2009	2008	2007	2006	2005
Non-accruing loans:
Commercial secured by real estate	$2,935	$1,933	$1,026	$2,755	$1,355	$1,262
Commercial - other	784	797	100	50	0	541
Tax exempt	0	0	0	0	0	0
Real estate - residential	216	218	592	403	349	266
Consumer	0	0	0	0	0	0
Total non-accruing loans	$3,935	$2,948	$1,718	$3,208	$1,704	$2,069
Restructured loans	0	0	0	0	0	0
Total impaired loans	3,935	2,948	1,718	3,208	1,704	2,069
Loans past-due 90 days or more
and still accruing	95	140	15	185	1,135	64
Other real estate owned	330	330	28	65	41	397
Total non-performing assets	$4,360	$3,418	$1,761	$3,458	$2,880	$2,530

Mark Webb

May 27, 2010

As of March 31, 2010

a.           The increase in non-accruing loans from year-end 2009 to March 31, 2010 consisted of six commercial loans secured by real estate which totaled approximately $1,000,000.  There were three borrowers which comprise the six additional non-accrual loans added in the first quarter of 2010.

b.           The largest borrower added to non-accrual in the first quarter of 2010 had four loans secured by commercial real estate amounting to $650,000 of the additional $1,000,000 in non-accruing loans.  The loans are supported by independent real estate appraisals completed in the past two years.  The allowance for loan losses allocated to this credit relationship is $100,000.  The other two borrowers total approximately $350,000 and are supported by recent independent real estate appraisals with no allowance for loan losses being allocated since the borrowers loans were charged down to their appraised market values in the first quarter of 2010.

As of December 31, 2009

a.           Increase in non-accruing loans for 2009 was the result of one large $1.7 million relationship consisting of two loans.  This relationship accounts for the increase in non-accruing commercial loans secured by real estate and the increase in commercial-other.

b.           The borrower of the $1.7 million relationship is a building contractor supplier selling both wholesale and retail residential and commercial building supplies.  One loan is secured by commercial real estate consisting of the owner-occupied business and the other loan is secured by a blanket lien on business assets consisting of inventory, accounts receivable, equipment, furniture, and fixtures.  The allowance for loan losses allocated to this credit relationship is $460,000 based on collateral evaluation, including an appraisal on the commercial real estate dated December 2008.  The borrower has made monthly payments since May 2009 through year-end 2009 which have all been applied as principal reductions.

Notes to Consolidated Financial Statements

Note 24 — Loss Due to Defalcation, page 72

5.
We note the disclosure on page 72 that your internal investigation discovered a defalcation by an employee in the amount of $850,000.  Please tell us how you considered this defalcation in your determination that internal controls over financial reporting were effective at December 31, 2009.  In your response please tell us the specific factors you considered when reaching this conclusion.

Mark Webb

May 27, 2010

Management’s Response:

The Company uncovered through an internal investigation a defalcation that was the result of unauthorized activities of an employee (non officer) of the Bank.  During the course of this investigation, all operating and computer controls were reviewed and revised as necessary to strengthen management oversight and analysis of general ledger accounts, to expand documentation and approval procedures for certain general ledger entries and a program was instituted to require periodic testing of these changes.  The Company also instituted an online, real-time core banking system in September 2009.  This real-time system has certain operating and processing controls inherent in the system that establish segregation duties over entry of routine transactions and review of these processes by supervisors who are restricted from entering or adjusting the transactions.  All of the operating and reporting controls and procedures were reviewed and revised where needed to encompass the new core banking system and respond to the defalcation.  Extensive testing of all reconciliation processes was performed by management and the internal auditors and found to be functioning effectively at December 31, 2009.  Based upon extensive review of the new system and all reconciliation processes it was determined that internal controls over financial reporting were effective at December 31, 2009.

Item 9A Controls and Procedures

6.
You state that your disclosure controls and procedures are effective “in timely alerting [your chief executive officer and chief financial officer] to material information relating to [you] required to be disclosed in [your] periodic SEC filings.”  However, that standard is not what is called for by the definition of disclosure controls and procedures contained in Rule 13a-5(e). Please amend your form 10-K to comply with the disclosure requirements of Item 307 of Regulation S-K and Rule 13a-5.

Management’s Response:

The Company filed a Form 10-K/A on May 20, 2010 which included a revised Part II, Item 9A. to comply with the disclosure requirements of Item 307 of Regulation S-K and Rule 13a-15.

Mark Webb

May 27, 2010

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

7.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Management’s Response:

The Company believes it has addressed the disclosures under Item 402(s) of Regulation S-K.  Although the commentary to Item 402(s) of Regulation S-K in the final rule for Proxy Disclosure Enhancements states that “disclosure is only required if the compensation policies and practices are reasonably likely to have a material adverse effect on the company”, as discussed on page 23 of the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), during the beginning of 2010 and specifically during the preparation of the Proxy Statement, a risk assessment of the Bank’s compensation program was conducted.  As further provided on page 23 of the proxy, “The Board concluded that the program is balanced, does not motivate imprudent risk taking, and is not reasonably likely to have a material adverse effect on the bank”.  The specific analysis of each facet of the compensation program is described in the relevant sections of the Compensation Discussion and Analysis (the “CD&A”).

The compensation program for 2009 consisted of base salary, the opportunity for cash bonuses, and health and welfare and pension plans.  Executive compensation is based upon the Board of Director’s overall subjective assessment of the value of the services provided by each executive officer with consideration given to performance factors and peer group compensation information.  Base salary is determined after review of a compensation survey as further described in the CD&A with base salary being gauged in the mid point range.  As stated on page 21 of the Proxy Statement, “The Compensation Committee believes the amount and types of compensation provided to the Executives are competitive and appropriate for First Keystone Corporation to attain its short and long term objectives and goals.  The compensation programs are designed to provide an incentive to the Executive on both a short term and long term basis.  The programs have been tailored by First Keystone Corporation so that the various elements of compensation align the interest of our shareholders and those of the Executives to maximize shareholder value.”  In awarding cash bonuses, a committee appointed by the board, in the exercise of its discretion with respect to the determination of the amount of the incentive plan pool for any given plan year, may take into account the presence or absence of nonrecurring or extraordinary items of income, gain, expense, or loss and any and all factors that, in its sole discretion, may deem relevant.  Extraordinary occurrences may be excluded when calculating performance results to insure that the best interests of the Bank are protected and are not brought into conflict with the best interest of the plan participants, thereby reducing the risks associated with a bonus plan based upon the Bank’s financial performance.  In addition, the management incentive bonuses are designed not to exceed a total of $75,000; therefore, the bonus plan does not create a risk that is reasonably likely to have a material adverse effect on the Bank or Company.  Additionally, the Bank’s health and welfare and pension plans are broad based plans not dependent upon the Bank’s, the Company’s or the individual’s performance thereby removing any risks that are reasonably likely to have a material adverse effect on the Bank or Company.

Mark Webb

May 27, 2010

Cash Bonuses, page 18

8.	We note that the incentive pool allocation described on page 19 does not match the allocation in the Management Incentive Compensation plan itself. Please advise.

Management’s Response:

           The Company has filed an updated Management Incentive Compensation Plan as Exhibit 10.2 to the Company’s Form 10-Q for the quarterly period ended March 31, 2010 and Form 10-K/A filed on May 20, 2010.

Summary Compensation Table, page 23

9.
The amount shown for option awards should be the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n) of Regulation S-K.  Please provide us with a revised summary compensation table and indicate that you will compute these amounts in accordance with FASB ASC Topic 718 in the future.

Management’s Response:

The amount shown for option awards in the Summary Compensation Table in the Company’s Definitive Proxy Statement on Schedule 14A is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  The fair value of each option grant is estimated on the date of grant using the Binomial Option Pricing Model derived from the Black-Scholes Option Pricing Model.  Stock based compensation expense was $18,000 and $1,000 for the years ended December 31, 2008 and 2007, respectively, attributable to stock options granted in 2007.  All future computations of the option awards in the summary compensation table will be in accordance with FASB ASC Topic 718.

Mark Webb

May 27, 2010

Signatures

10.
Tell us if your principal accounting officer or controller has signed the Form 10-K.  Confirm that the signature pages in future filings will indicate that your principal executive officer, principal financial officer and principal accounting officer (or controller) have signed.

Management’s Response:

The Company has no principal accounting officer or controller other than Diane C.A. Rosler, Senior Vice President and Chief Financial Officer of the Company.  The Company confirms that the signature pages in future filings will indicate that its principal executive officer, principal financial officer and principal accounting officer (or controller), if any, have signed.

Exhibits 31.1 and 31.2

11.
We note that your certifications included as Exhibits 31.1 and 31.2 to your Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In future filings, ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Management’s Response:

In future filings, the Company will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mark Webb

May 27, 2010

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact either Erik Gerhard, of our Special Counsel Bybel Rutledge LLP, at (717) 731-1700 or the undersigned at (570) 348-6438.

Sincerely, /s/ J. Gerald Bazewicz J. Gerald Bazewicz President and Chief Executive Officer